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                                                              Exhibit 12(b)


                              XEROX CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                (In Millions)

                                            Year Ended December 31,
                                1997      1996      1995      1994      1993*
Fixed charges:
  Interest expense            $  617    $  592    $  603    $  520    $  540
  Rental expense                 140       140       142       170       180
    Total fixed charges before
     capitalized interest and
     preferred stock dividend
     of subsidiary               757       732       745       690       720
  Capitalized interest             -         -         -         2         5
  Preferred stock dividend of
   subsidiary                     50         -         -         -         -

    Total fixed charges       $  807    $  732    $  745    $  692    $  725

Earnings available for fixed
  charges:
  Earnings**                  $2,268    $2,067    $1,980    $1,602    $ (193)
  Less undistributed income
   in minority owned companies   (84)      (84)      (90)      (54)      (51)
  Add fixed charges before
      capitalized interest
      and preferred stock
      dividend of subsidiary     752       732       745       690       720
  Total earnings available
      for fixed charges       $2,941    $2,715    $2,635    $2,238    $  476

Ratio of earnings to
  fixed charges (1)(2)          3.64      3.71      3.54      3.23      0.66


(1) The ratio of earnings to fixed charges has been computed based on Xerox' continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, one-third of rent expense as representative of the interest portion of rentals, and preferred stock dividend requirements of subsidiaries.
     Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. Discontinued operations consist of Xerox' Insurance, Other Financial Services and Third Party Financing and Real Estate businesses.

(2) Xerox' ratio of earnings to fixed charges includes the effect of, Xerox' finance subsidiaries which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

* 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.

** Sum of "Income (Loss) before Income Taxes, Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."


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